BAKER & McKENZIE
東京青山・青木法律事務所

Baker & McKenzie GJBJ
Tokyo Aoyama Aoki Law Office
(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

RECEIVED
2006 SEP 12 A 9:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

06016720

August 9, 2006

PROCESSED
SEP 14 2006
THOMSON
FINANCIAL

U.S. Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, DC 20549
U. S. A.
Attn: Mr. Alan L. Beller

SUPPL

Re: File Number: 82-5233

Dear Mr. Beller:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Summary of Consolidated Business Result for the First Quarter ended June 30, 2006 (Consolidated) dated August 8, 2006

Thank you for your attention.

Yours truly,

Seishi Ikeda

Seishi Ikeda

SI/mt
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

dlw 9/12

Summary of Consolidated Business Result

for the First Quarter ended June 30, 2006 (Consolidated)

Date: August 8, 2006

Company name: BELLUNA CO., LTD.
URL: http://www.belluna.co.jp
Stock Code: 9997
Exchange: Tokyo Stock Exchange, 1st Section
Head office location: Saitama
President and Representative Director: Kiyoshi Yasuno
Contact: Ken Oya, General Manager, Administration Division
Telephone: 048-771-7753

1. Notes to Quarterly Financial Statements

(1) Simplified accounting method adopted: Yes
*on corporation and other taxes
*on some of others in which the impact by simplified accounting method is small.

(2) Difference in accounting methods compared with most recent fiscal year: None

(3) Changes in consolidation and scope of application for equity method: Yes
*Bell-Net Credit Co., Ltd. is consolidated from this fiscal year.

2. Business Results for the First Quarter of the Fiscal Year ending March 31, 2007 (From April 1, 2006 to June 30, 2006)

(1)Results of Operations (Consolidated) (Note: Rounded down to million yen)

FY	Net Sales		Operating Income		Recurring Income	
	Millions of yen	%(YOY)	Millions of yen	%(YOY)	Millions of yen	%(YOY)
First Quarter ended June 30, 2006	33,202	8.8	2,888	29.1	2,939	14.8
First Quarter ended June 30, 2005	30,526	1.9	2,237	0.6	2,561	11.2
Fiscal Year ended March 31, 2006	121,938		11,261		12,118	

FY	Net Income		Net Income per Share	Diluted Net Income per Share
	Millions of yen	%(YOY)	Yen	Yen
First Quarter ended June 30, 2006	1,755	16.2	33.06	31.98
First Quarter ended June 30, 2005	1,510	13.7	59.64	56.43
Fiscal Year ended March 31, 2006	6,935		274.95	258.59

(Note) 1. Share Split: 1:1.1 on May 20, 2005, and 1:2 on April 1, 2006
2. Net income per share is calculated as if the share splits were made at the beginning of the fiscal year.

(2)Financial Position (Consolidated)

FY	Total Assets	Shareholders' Equity	Shareholders' equity to total assets	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
As of June 30, 2006	125,729	60,643	48.1	1,140.14
As of June 30, 2005	101,303	49,690	49.1	1,968.31
As of March 31, 2006	119,253	57,197	48.0	2,220.42

[Consolidated Cash Flows]

FY	Net cash flows by operating activities	Net cash flows by investment activities	Net cash flows by financial activities	Balance of cash and cash equivalents at the end of year
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
First Quarter ended June 30, 2006	- 3,930	- 682	5,357	20,719
First Quarter ended June 30, 2005	551	- 1,209	2,351	10,272
Fiscal Year ended March 31, 2006	- 1,609	- 1,900	14,802	19,960

[Reference]

Forecast of Consolidated Financial Performance in FY ending on March 31, 2007 (From April 1, 2006 to March 31, 2007)

FY	Net Sales	Recurring Income	Net Income
	Millions of yen	Millions of yen	Millions of yen
Sept. 2006 Interim	60,350	5,270	3,070
FY ending Mar. 2007	132,000	13,400	7,700

(Note) Forecast net income per share for the year: 144.76 yen.

(3)Sales by Business Segment

FY	Catalogue Business	Single-item Mail Order Sales	Advanced Finance Sales	BOT(Belluna Operation Trust) Sales
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
First Quarter ended June 30, 2006	22,398	6,939	1,994	419

FY	Karemu (Exhibition sales)Business Sales	Other Business
	Millions of yen	Millions of yen
First Quarter ended June 30, 2006	779	679

(Note) Brackets of business segments;

1. Catalogue Business: Mail order shopping services through catalogues, Internet, and other media.
2. Single-item Mail Order Business: specializing in certain areas, foods, cosmetics and health-foods, as a specialized mail order company. (including former 'HANPU' business)
3. Advanced Finance Business: B to C loan services mainly targeting customers of Catalogue Business, and B to B mortgage loan.
4. BOT Business: Operation Trust Business including an enclosure charge business, former Belluna Direct Business.
5. Karemu Business: Exhibition Sales Business.
6. Other Business: including Real Estate Business and Wholesales Business

- End -

BAKER & McKENZIE
東京青山・青木法律事務所

Baker & McKenzie GJBJ
Tokyo Aoyama Aoki Law Office
(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

September 6, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, DC 20549
U. S. A.
Attn: Mr. Alan L. Beller

Re: File Number: 82-5233

Dear Mr. Beller:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Notice of Repurchase of Own Shares from the Market dated September 5, 2006

Thank you for your attention.

Yours truly,

Seishi Ikeda

Seishi Ikeda

SI/mt
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

September 5, 2006

Dear Sirs:

Name of Company: BELLUNA CO., LTD.
Code No.: 9997 1st Section of the Tokyo Stock Exchange

Notice of Repurchase of Own Shares from the Market

(Repurchase of own shares in accordance with Section 2 of Article 165 of the Corporate Law)

Under the resolution at the meeting of Board of Directors held on July 31, 2006, the Company repurchased its own shares at the market, pursuant to Section 3 of Article 165 of the Corporate Law applied *mutatis mutandis* to Article 156 of said law as described below.

Description

1. Period of repurchase:	From August 1st to 31st, 2006
2. Number of shares repurchased:	174,750 shares
3. Total cost of repurchase:	352,025,500 yen
4. Method of repurchase:	Repurchased at the Tokyo Stock Exchange

Note1: Details resolved at the Board of Directors' meeting held on July 31st, 2006

- Type of shares to be repurchased:	Common shares
- Number of shares to be repurchased:	1,000,000 shares (maximum)
- Total value of shares to be repurchased:	2,000 million-yen (maximum)

Note2: Total number of shares and cost of the repurchase from July 31st, 2006, when Board of Directors' meeting was held, to August 31st, 2006 is as follows:

- Total number of shares repurchased:	174,750 shares
- Total value of shares repurchased:	352,025,500 yen

- END -